

Mail Stop 3561

April 12, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parway
Columbus, OH 43230

> **RE:** **Express Parent LLC**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-164906**
> **Filed March 25, 2010**

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 19 from our letter dated March 15, 2010. Your disclosure indicates that Golden Gate paid $484 million for its 75% interest in you in 2007 and that, since then, you have distributed to them approximately $515 million, based on our calculations using 75% of the dividends reported on page 33. Please revise to address the size of these distributions relative to Golden Gate's initial investment. Please revise throughout as appropriate, including in the risk factors where you discuss the dilution and the price paid by earlier investors.

2.   The company's January 30, 2010 balance sheet reflects $234 million in cash and cash equivalents, of which $154 million was used to pay a distribution to existing shareholders. It is unclear how much in cash and cash equivalents the company anticipates having upon the closing of this transaction. Please revise your Summary Risk Factors and Liquidity to address.

Use of Proceeds, page 32

3.   Please clarify why your Use of Proceeds table and disclosure is being presented "[a]ssuming the initial public offering was completed on January 30, 2010 …" Also, to the extent you retain this assumption, please clarify the factors that may cause the "[a]ctual amounts" to differ from the "estimates."

Unaudited Pro Forma Condensed Consolidated Financial Data, page 38 and
Note 13- Pro Forma Information (unaudited), page F-37

4.   We reviewed your response to our prior comment 55. We note the additional columns added to separate the adjustments for the reorganization from those for your offering. However, it appears Adjustment H provides for both the reorganization (i.e. reclassification of undistributed earnings or losses of previously unincorporated entities to paid-in capital) as well as the offering while only being included in the column for your offering. Please revise to either include Adjustment H in your offering column or add an additional adjustment that isolates the reclassification of undistributed earnings or losses to additional paid-in capital as noted above. Refer to SAB Topic 4B regarding this adjustment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

5.   Please revise your discussion under Other Factors Affecting our Results to address the refinancing of your Term C loans at a lower interest rate.

6.   In your page 64 discussion of your new Senior Notes you indicate that the notes "may be redeemed with the net proceeds of certain equity offerings." Please revise to clarify the company's intentions with respect to these notes.

Internal Controls Over Financial Reporting, page 70

7.   Please revise your discussion of the Golden Gate Advisory Agreement to indicate how you understated your accounts payable and accrued expenses. For example, if you did not accrue or pay the amounts, state so, consistent with your discussion of the LLC Agreement.

Business, page 72

8.   Please revise your discussion under "Our Sourcing Methods" to indicate the percentage and dollar value of your products sourced through MAST for each period covered by the financial statements.

Underwriting, page 137

9.   We note your response to prior comment 47 and the revised text on page 141. Please revise to disclose the actual amount of discounts and commissions earned by the underwriters in the debt transaction and advise whether any of the initial purchasers continue to hold Senior Notes.

Certain Relationships and Related Party Transactions, page 114

10.   We note your response to prior comment 33 and your statement that you do not believe you share any competitive information with Limited Brands. It appears that MAST is controlled by Limited Brands, and it may provide buying agent services to you as well as third party competitors and Limited Brands. It is unclear if you have any contractual provisions that protect your confidential business information. Please revise here or Business to clarify, and address the basis for your belief that you share no information with Limited Brands that would place you "at a competitive disadvantage relative to Limited Brands" or any other competitor.

11.   We note your revised text on page 115 and the response to prior comment 16. Please revise to disclose the interest rates associated with both the Term B and Term C loans in this section. With a view to disclosure, advise us of the reasons for the significantly different interest rates. It is unclear how negotiations with KKR SCF address this point. In this regard, we note the statement that the "indebtedness has the same terms, including interest rate, as the loans held by the other lenders, including KKR SCF Administration, LLC." It is unclear if you are providing disclosure responsive to Instruction 5c of Item 404(a). Please revise or advise.

12.   We note your response to prior comments 40 and 42-44 and believe further disclosure is appropriate. To clarify the different services and related payments to Limited, Golden Gate and MAST, consider providing tabular, quantitative disclosure in addition to qualitative descriptions of the different services.

Description of Certain Indebtedness, page 121

13.   Please revise your discussion of the Senior Notes to address how the indenture
        treats Golden Gate and Limited Brands with respect to its key provisions, such as
        the definition of "Permitted Holders."

Audited Consolidated Financial Statements

Consolidated Statement of Cash flows, page F-7

14.   We note you disclosed the non-cash activity push down of fair value and
        equity contribution of $287,206. Tell us how you determined such amount
        and reconcile it to your disclosures in Note 2 on F-19.

Notes to Consolidated Financial Statements

Note 2 – The GGC Acquisition, F-19

15.   We note your disclosure that the value of the equity interest in Holding
        retained by LBI is determined to be $161,625. Please tell us how you
        determined the fair value of LBI's equity interest and the authoritative
        literature you relied upon to support your methodology.

Note11 – Equity Units and Share-Based Compensation

Successor, F-35

16.   Please revise to provide complete disclosures of your Equity Program as
        required by FASB ASC 718-10-50.

17.   We reviewed your response to our prior comment 56. We note your
        marketability discount methodology was based on a publication that
        discussed the impact on transfer restrictions under Rule 144. Please address
        the following:
        • Revise to disclose the stock price assumption used in your Black-Scholes
          valuation model and tell us how this assumption was obtained for each
          period presented.
        • With consideration of the publication used, revise to disclose the
          assumptions used to quantify the marketability discount percentage used
          for each period presented.
        • We note the marketability discount increased from 25% in 2008 to 34%
          in 2009 and then substantially decreased to 10% in 2010. Please tell us
          about the factors that contributed to the changes between periods.

18.   We reviewed your response to our prior comment 57. Please provide us with the comparable companies used in your volatility analysis along with your basis for their selection and revise your disclosure as appropriate.

Part II

19.   Please revise your disclosure on page II-3 to clarify the reference to "certain other employees" and briefly describe the facts underlying your claimed exemption.

Exhibits

20.   Please file your February 2010 logistics services agreement with Limited Brands or advise.

21.   Your response to prior comment 61 indicates that you are in the process of amending and restating the Services Agreement. Given the nature of the agreement and the date of the 2007 spin-off, it is unclear why the agreement would not be filed pursuant to Item 601(b)(10) of Regulation S-K. Please advise.

Exhibit 10.8

22.   We note that Mr. Weiss is eligible to receive seasonal performance bonuses under clause 2 based on the achievement of performance targets that "will be established by mutual agreement of the Board and you …" Please revise your Item 402 disclosure to address this process and the role Mr. Weiss plays in establishing the performance targets used under your plan.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Robert Hayward
         (312) 862-2200